(Northwest Biotherapeutics, Inc. Letterhead)

February 25, 2011

VIA EDGAR ONLY

United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention:	Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:	Northwest Biotherapeutics, Inc.
Form 10-K for the year ended December 31, 2009
Form 10-Q for the quarter ended September 30, 2010
File No. 000-33393

Dear Mr. Rosenberg:

This letter is in response to the comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filings provided in your letter dated February 4, 2011 (the “Comment Letter”).  In response to these comments, Northwest Biotherapeutics, Inc. (the “Company”) has caused to be filed Amendment No. 2 on Form 10-K and Amendment No. 2 on Form 10-Q.  The purpose of this correspondence is to illustrate these changes to the Commission and provide explanation, where necessary.  Our responses follow the text of each Staff comment reproduced consecutively for your convenience.

Form 10-K for the fiscal year ended December 31, 2009

1.	Please refer to your response to comment six. Please provide us with a schedule showing the following information for each issuance of common stock for services during 2009:

•	The specific date that common stock was issued

•	The number of shares issued and the price used to value the issuance of common stock;

•	The quoted market price of your common stock on the date of each issuance; and

•	The recent financing transaction to which you referred as a basis for the price you used to value the issuance for services.

Please refer to Appendix 1 for our response.

In addition, please provide us with a schedule showing the following information related to the recent financing transactions you used to value the common stock:

•	The exact date of the financing transaction;

•	The number of investors, nature and number of shares issued, and per share price received in the financing transaction; and

•	The quoted market price of your common stock on the date of the financing transaction.

Please refer to Appendix 2 for our response.

2.
Please tell us the nature of the restrictions on the stock that was issued for services in 2009 and whether the stock issued in the financing transactions had the same restrictions.  Please tell us whether the per share price you used to value your common stock for services in 2009 included a discount related to the restrictions.  If so, please tell us the amount of the discount, how you arrived at it and why it is reasonable given the nature of the restrictions.

We issued 3,248,001 shares for services for the fiscal year ended December 31, 2009, 2,461,236 shares were issued as restricted shares and carried the standard Rule 144 restrictive legend.  36,765 shares issued as a result of an exercise of an option by a consultant each of which was covered pursuant to an effective S-8 registration statement and were unrestricted.  750,000 shares issued to Toucan Capital were issued as unrestricted shares.   As the financing transactions that were used as the basis for these valuations were convertible debt no stock was actually issued in the financing transactions.  The per share price used to value the common stock issued for services in 2009 was not discounted in relation to the restrictions.

Signature, page 77

3.
We note your response to our prior comments 7 and 9 that you have amended your 10-K and 10-Q filings so that the Signature pages comply with General Instructions D of Form 10-K and General Instruction G of Form 10-Q, respectively.  However, the Signature pages as filed in your amended Form 10-K and Forms 10-Q, filed on January 26, 2011 do not comply with those instructions.  For example your amended Form 10-K indentifies Mr. Boynton as “principal executive officer and principal financial officer,” while your amended Form 10-Q for the period ended March 31 identifies Mr. Boynton as, “Principal Executive Officer,” and your amended Forms 10-Q for the periods ended June 30 and September 30 identify Mr. Boynton as, “principal executive officer and principal accounting officer.”  Therefore none of these Forms, as amended, meet the respective Signature requirements of Form 10-K and Form 10-Q, that those forms be signed by your:

•	Principal Executive Officer

•	Principal Financial Officer

•	Principal Accounting Officer or Controller; and

•	A majority of the Board of Directors

Further, in the Signature block of each of your amended forms, under Mr. Farmer’s signature appears Ms. Powers’ name. Please amend the Form 10-K as well as the form 10-Qs for the periods ended March 31, 2010, June 30, 2010 and September 30, 2010 so that the Signatures pages comply with General Instruction D of Form 10-K and General Instruction G of Form 10-Q, respectively.

We have revised the Form 10-K and the Forms 10-Q so that the Signatures pages comply with General Instruction D of Form 10-K and General Instruction G of Form 10-Q, respectively

The Company hereby acknowledges the following:

•	the company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or require any further information, please do not hesitate to contact us.

Sincerely,

NORTHWEST BIOTHERAPEUTICS, INC.

By:	/s/ Alton L. Boynton
Alton L. Boynton
President and Chief Executive Officer

Appendix 1

Share issuance
Date Stock Issued	# of Shares Issued and	Price used to value issuance	Quoted market price on Issuance date	Recent Financing transaction supporting Issuance price

In January 2009, we issued 199,661 shares of common stock to a consultant .  The common stock was recorded at a  fair value of $93,000 based on the price of our common stock in recent financing transactions.

3/27/09	199,661	OTC - 0.47	0.63/AIM (UK) $0.34
On March 27, 2009, the Company sold approximately 1.4 million shares of its common stock, at a price of $0.53 per share and in connection with the sale issued the investors warrants to purchase 207,000 shares. The relative fair value of the common stock was estimated to be approximately $0.6 million or $0.43 per share.

In September 2009, we issued 2,504,034 shares of common stock to Toucan Partners and the Company's Chairperson as consideration for services rendered.  The common stock was recorded at a fair value of $502,500 based on the price of our common stock in recent financing transactions.

9/28/2009 (Note 1)	2,504,034	OTC - $0.20	0.75/AIM - Delisted
On dates between August 13, 2009 and September 24, 2009, the Company entered into unsecured 6% convertible Loan Agreements and Promissory Notes with a group of 15 nonaffiliated/unrelated investors.  The notes had a term of two years and a conversion price $0.20 per share.  The Company used the $0.20 conversion rate to value the services herewith.

In September 2009, we issued 398,000 shares of common stock for consulting services.  The common stock was recorded at a fair value of $80,000 based on the price of our common stock in recent financing transactions.

9/28/2009 (Note 2)	398,000	OTC - $0.20	0.75/AIM - Delisted
On dates between August 13, 2009 and September 24, 2009, the Company entered into unsecured 6% convertible Loan Agreements and Promissory Notes with a group of 15 nonaffiliated/unrelated investors.   The notes had a term of two years and a conversion price $0.20 per share.  The Company used the $0.20 conversion rate to value the services herewith.

During 2009, we issued 146,306 shares of common stock for consulting services.  The common stock was recorded at a fair value of $77,000 based on the price of our common stock in recent financing transactions.

11-Oct-09	47,561	OTC $0.41	0.87/AIM - Delisted
In October 2009, the Company entered into unsecured 6% convertible Loan Agreements and Promissory Notes with 6 nonaffiliated/unrelated investors.  The notes had a term of two years and a conversion price of $0.20 per share.

In November 2009, the Company entered into unsecured 6% convertible Loan Agreements and Promissory Notes with 2 nonaffiliated/unrelated investors. The notes had a term of two years and a conversion price of $0.50 per share.

11-Oct-09	61,980	OTC $0.53	0.87/AIM - Delisted	The Company used the conversion price of these two loan issues to determine the value of these services.

In October 2009, the Company entered into unsecured 6% convertible Loan Agreements and Promissory Notes with 6 nonaffiliated/unrelated investors.  The notes had a term of two years and a conversion price of $0.20 per share.

In November 2009, the Company entered into unsecured 6% convertible Loan Agreements and Promissory Notes with 2 nonaffiliated/unrelated investors. The notes had a term of two years and a conversion price of $0.50 per share.

The Company used the conversion price of these two loan issues to determine the value of these services.
20-Nov-09	23,065	OTC $0.69	0.95/AIM - Delisted	Price determined from October 28, 2009 closing market price of $0.69

22-Dec-09	13,700	OTC $0.69	0.78/AIM - Delisted	Price determined from October 28, 2009 closing market price of $0.69

Note 1: The September 28, 2009 date was the grant date used for accounting. The stock was actually issued on July 7, 2010 when the stock closed at $1.069

Note 2: The September 28, 2009 date was the grant date used for accounting. The stock was actually issued on December 28, 2009 when the stock closed at $0.84

Appendix 2 $580,000 Convertible Debt. Conversion price $0.20 per share.

	Term			Market Closing price per share on date of closing	London Stock Exchange -AIM Market Quote

Private Investor	8/13/2009	8/13/2011	50,000.00	$0.55	$0.22

Private Investor	8/13/2009	8/13/2011	30,000.00	$0.55	$0.22

Private Investor	8/14/2009	8/14/2011	75,000.00	$0.60	$0.22

Private Investor	8/14/2009	8/14/2011	25,000.00	$0.60	$0.22

Private Investor	8/25/2009	8/25/2011	25,000.00	$0.70	$0.22

Private Investor	9/1/2009	9/1/2011	25,000.00	$0.80	N/Q

Private Investor	9/1/2009	9/1/2011	25,000.00	$0.80	N/Q

Private Investor	9/1/2009	9/1/2011	25,000.00	$0.80	N/Q

Private Investor	9/4/2009	9/4/2011	50,000.00	$0.80	N/Q

Private Investor	9/9/2009	9/9/2011	50,000.00	$0.83	N/Q

Private Investor	9/11/2009	9/11/2011	25,000.00	$0.83	N/Q

Private Investor	9/18/2009	9/18/2011	25,000.00	$0.85	N/Q

Private Investor	9/18/2009	9/18/2011	100,000.00	$0.85	N/Q

Private Investor	9/23/2009	9/23/2011	25,000.00	$0.86	N/Q

Private Investor	9/24/2009	9/24/2011	25,000.00	$0.75	N/Q

			580,000.00

$175,000 Convertible Debt. Conversion price $0.20 per share.

Private Investor	10/6/2009	10/6/2011	100,000.00	$0.80	N/Q

Private Investor	10/19/2009	10/19/2011	40,000.00	$0.80	N/Q

Private Investor	11/12/2009	11/12/2011	12,500.00	$1.11	N/Q

Private Investor	11/12/2009	11/12/2011	12,500.00	$1.11	N/Q

Private Investor	11/12/2009	11/12/2011	25,000.00	$1.11	N/Q

Private Investor	12/2/2009	12/2/2011	25,000.00	$0.75	N/Q

			215,000.00

$175,000 Convertible Debt. Conversion price $0.50 per share.

Private Investor	11/2/2009	11/2/2011	150,000.00	$0.80	N/Q

Private Investor	11/2/2009	11/2/2011	25,000.00	$0.80	N/Q

			175,000.00

Stock was delisted from the LSE/AIM Market on September 14, 2009